SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

-------------

FORM 11-K

-------------

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2009

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

-------------

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

-------------

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN
(Registrant)

By: /s/ John Gerke
John Gerke, Member of the Administration Committee

By: /s/ Donna Ball
Donna Ball, Member of the Administration Committee

Date: June 25, 2010

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009	3

Notes to Financial Statements	4 - 10

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	11

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 25, 2010

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value:
Insurance company pooled separate accounts	$20,005,113	$15,213,277
Insurance Company Guaranteed Investment Account	24,796,336	22,859,944
Old Republic International Corporation common stock fund	3,440,627	4,418,103
Participant loans	768,277	786,454
Total investments	49,010,353	43,277,778
Employer contirbutions receivable	786,739	848,558
Net assets available for benefits at fair value	49,797,092	44,126,336

Adjustment from fair value to contract value for
Insurance Company Guaranteed Investment Account, a fully
benefit responsive investment contract	(1,989,865)	651,502

Net Assets Available for Benefits	$47,807,227	$44,777,838

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions (reductions) to net assets attributed to
Investment income
Net appreciation in fair value of pooled separate account investments	$4,753,821
Dividends and net depreciation in fair value of the Old Republic
International Corporation common stock fund	(335,574)
Interest, guaranteed investment account	847,883
Interest, participant loans	41,800
Investment income	5,307,930
Contributions
Employer	786,739
Participants	698,873
Total contributions	1,485,612

Total additions	6,793,542
Deductions from net assets attributed to
Benefits and withdrawals	3,760,953
Administrative expenses	3,200
Total deductions	3,764,153
Net increase	3,029,389
Net assets available for benefits
Beginning of year	44,777,838
End of year	$47,807,227

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (IRC).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants based on the participant’s eligible compensation to total eligible compensation of all eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation during any Plan year.

Participants may also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or company when determined. There were no excess contributions to be returned to participants based on qualification testing for the years ended December 31, 2009 and 2008, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each of the next four years with full vesting after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ non vested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of non vested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the non vested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $180,601 at December 31, 2009, and of the total, $168,714 will be allocated in 2010.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw after-tax voluntary contributions at any time.  Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of Sponsor contribution allocations.

Net assets at December 31, 2009 and 2008, included funds totaling $10,068,051 and $7,695,923, respectively, which represent the account balance of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.

Participant Loans
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements under accounting principles generally accepted in the United States of America.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2009 and 2008, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on May 11, 2009, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Fair Value Measurements
In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements.  The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events Policy
Subsequent events have been evaluated through the date the financial statements were issued.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

3.	Investments

The Plan is invested in a group annuity contract with the Massachusetts Mutual Life Insurance Company (the “Trustee”).  The contract allows for a participant-directed investment program in pooled separate accounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, and international equity subaccount options and a guaranteed investment account.  In addition to the investment options offered through the Trustee, participants may also invest in common stock of the Sponsor’s parent, ORI.

A.	Summary of Investments

The following is a summary of investments held at December 31, 2009 and 2008.

	2009		2008
Investments at fair value
Insurance company pooled separate accounts:
Select Large Cap Value (Davis)	$3,081,300	*	$ 2,621,958	*
Other pooled separate accounts	16,923,813		12,591,319
	20,005,113		15,213,277

Insurance Company Guaranteed Investment Account (a)	24,796,336	*	22,859,944	*

Old Republic International Corporation (ORI) Common Stock Fund	3,440,627	*	4,418,103	*

Participant Loans	768,277		786,454
	$49,010,353		$43,277,778

*Exceeds 5% of net Plan assets at December 31, 2009 and 2008.

     (a) The contract value of the insurance company guaranteed investment account was $22,806,471 and $23,511,446 at December 31, 2009 and 2008,
      respectively.

     During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
          (depreciated) in value as follows:

Insurance Company Pooled Separate Accounts	$4,753,821
ORI Common Stock Fund	(540,744)
$4,213,077

B.	SFAS 157 Fair Value Measurements

The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Level 1	Securities include publicly traded common stocks.

Level 2	Securities include pooled separate accounts.

Level 3	Securities include guaranteed investment contracts and participant loans.

The following table shows a summary of assets measured at fair value segregated among the various input levels:

	Fair value measurements as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$ 3,440,627	-	-	$ 3,440,627

Pooled Separate Accounts

Asset Allocation/Lifestyle Funds	-	2,897,086	-	2,897,086

Blend Funds	-	1,888,261	-	1,888,261

Bond Funds	-	2,467,628	-	2,467,628

Growth Funds	-	2,952,484	-	2,952,484

Index Funds	-	2,335,742	-	2,335,742

International Funds	-	2,874,876	-	2,874,876

Value Funds	-	4,589,036	-	4,589,036

Total Pooled Separate Accounts		20,005,113		20,005,113

Guaranteed Investment Account	-	-	$ 24,796,336	24,796,336

Participant Loans	-	-	768,277	768,277
	$ 3,440,627	$20,005,113	$ 25,564,613	$ 49,010,353

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

	Fair value measurements as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$ 4,418,103	-	-	$4,418,103

Pooled Separate Accounts	-	$15,213,277	-	15,213,277

Guaranteed Investment Account	-	-	$22,859,944	22,859,944

Participant Loans	-	-	786,454	786,454
	$ 4,418,103	$15,213,277	$23,646,398	$43,277,778

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

	Guaranteed Investment Account	Participant Loans

Balance, beginning of year	$22,859,944	$786,454

Interest Income	847,883	-

Contract to fair value adjustment	2,641,367	-

Purchases, sales, issuances and settlements (net)	(1,552,858)	-

New loans and repayments (net)	-	(18,177)
Balance, end of year	$24,796,336	$768,277

C.	Guaranteed Investment Account

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and is charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2009 and October 1, 2009 were 3.7% and 3.55%, respectively, and 4.25 and 4.0% at April 1, 2008 and October 1, 2008, respectively.  The guaranteed investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment account.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less than three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2009	2008
Based on actual earnings	3.56%	4.36%
Based on interest rate credited to participants	3.56%	4.36%

4.	Related Party Transactions

The Old Republic common stock fund consists of Old Republic International Corporation common stock, the parent of the company.

Certain Plan investments are pooled separate accounts and a guaranteed investment account sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $5,136 for the year ended December 31, 2009.

5.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer accounts.

6.	Risks and Uncertainties

The Plan offers investments in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009
EIN:  56-1031043
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value

		Pooled Separate Accounts
*	Mass Mutual	Dow Jones Target 2015 (SSGA)		$ 282,745
*	Mass Mutual	Dow Jones Target 2025 (SSGA)		1,279,583
*	Mass Mutual	Dow Jones Target 2035 (SSGA)		1,201,628
*	Mass Mutual	Dow Jones Target 2045 (SSGA)		77,776
*	Mass Mutual	Dow Jones Today (SSGA)		55,354
*	Mass Mutual	Growth America (American)		161,115
*	Mass Mutual	International New Discovery (MFS)		1,018,634
*	Mass Mutual	Mid Cap Core Equity (AIM)		26,697
*	Mass Mutual	Mid Cap Value (Perkins)		8,983
*	Mass Mutual	NFJ Small Cap Val (Allianz)		63,318
*	Mass Mutual	Premier Capital Appreciation (OFI)		333,780
*	Mass Mutual	Premier Enhanced Index Growth (Babson)		39,124
*	Mass Mutual	Premier Enhanced Index Value (Babson)		14,624
*	Mass Mutual	Premier Inflation Protection Bond (Babson)		685,590
*	Mass Mutual	Premier Small Co Opportunity II (OFI Instl)		1,861,564
*	Mass Mutual	Select Aggressive Growth (Sands/Delaware)		587,600
*	Mass Mutual	Select Focused Value (Harris/C&B)		1,374,287
*	Mass Mutual	Select Indexed Equity (Northern Trust)		2,335,742
*	Mass Mutual	Select Large Cap Value (Davis)		3,081,300
*	Mass Mutual	Select Mid Cap Growth II (TRP)		621,373
*	Mass Mutual	Select Mid Cap Value (Cooke & Bieler)		46,524
*	Mass Mutual	Select Overseas (MFS/Harris)		1,856,242
*	Mass Mutual	Select Small Cap Grwth Equity (W&R/Wellington)		1,209,492
*	Mass Mutual	Select Strategic Bond (Western)		1,400,084
*	Mass Mutual	Total Return (PIMCO)		381,954
				20,005,113
		Guaranteed Investment Account at Fair Value
*	Mass Mutual	Guaranteed Investment Account		24,796,336

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporations (ORI)
		Common Stock Fund		3,440,627

*	Participants loans receivable	Interest rates of 3.25% to 8.25%
		maturity through November 15, 2014	$0	768,277
				$ 49,010,353

* Indicates an asset which is a party-in-interest to the Plan.

** Cost information may be omitted as Plan assets are participant directed.